January 23, 2006
Via Edgar and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:	Altus Pharmaceuticals Inc.
Registration Statement on Form S-1
Registration No. 333-129037
Ladies and Gentlemen:
     On behalf of Altus Pharmaceuticals Inc. (“Altus” or the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), initially filed with the Commission on October 17, 2005 and amended on November 2, 2005, November 30, 2005, December 27, 2005 and January 11, 2006.
     Amendment No. 5 is being filed in response to comments contained in the letter dated January 20, 2006 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to Sheldon Berkle, the Company’s President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Exhibit numbers referred to in the response reference the applicable Exhibits filed with Amendment No. 5.
     We also advise the Staff that, in addition to setting forth changes responsive to the Staff’s comments, changes are set forth in Amendment No. 5 to revise and update the information contained therein.
     We are delivering one courtesy copy of Amendment No. 5, marked to show the changes effected to the Registration Statement from the most recent amendment, and one courtesy copy of this letter, to each of Gregory Belliston, James Peklenk, James Atkinson and Mr. Riedler of the Commission.
Exhibit 5.1: Legal Opinion
Comment:
1. We note the following sentence at the end of the second paragraph on page 2: “To the extent that any applicable document is stated to be governed by the laws of another jurisdiction, we have assumed for purposes of this opinion that the laws of such

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 23, 2006

jurisdiction are identical to the state laws of the State of Delaware.” Please delete the qualification. If your counsel believes they are not qualified to provide an opinion due to the document being governed by the law of another jurisdiction, then it may be necessary for you to obtain counsel in that jurisdiction.
Response:
     We have revised our opinion set forth in Exhibit 5.1 of Amendment No. 5 to delete the noted qualification in response to this comment.
* * *
     As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing Amendment No. 5 and this letter. When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 under the Securities Act of 1933 regarding requesting acceleration of the effectiveness of the Registration Statement.
     We hope that the above response will be acceptable to the Staff. Please do not hesitate to call Jonathan Kravetz or me at (617) 542-6000 with any questions regarding Amendment No. 5 or this letter. We thank you for your time and attention.
Very truly yours,
/s/ Megan N. Gates
Megan N. Gates
SAS:ema

Enclosure

cc:	Securities and Exchange Commission
Gregory S. Belliston, Esq.
Mr. James Peklenk
Mr. James Atkinson
Jeffrey Riedler, Esq.

Altus Pharmaceuticals Inc.
Mr. Sheldon Berkle
Mr. Jonathan I. Lieber
Richard D. Forrest, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 23, 2006

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP
David E. Redlick, Esq.
Peter N. Handrinos, Esq.

Deloitte & Touche LLP
Mr. David A. Lemoine
Mr. Douglas Hardesty